Exhibit 99.2:

RNS Number : 1820G

Unilever PLC

02 November 2018

Unilever PLC

Voting Rights and Capital Update

The following notification is made in accordance with the UK Financial Conduct Authority Disclosure Guidance and Transparency Rule 5.6.1.

Unilever PLC's issued share capital as at 31 October 2018 consisted of 1,187,191,284 ordinary shares of 3 1/9p each, of which 12,154,096 were held as treasury shares; leaving a balance of 1,175,037,188 shares with voting rights.

The figure of 1,175,037,188 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Unilever PLC under the FCA's Disclosure Guidance and Transparency Rules.

1 November 2018

Contact:  Timeyin Bob-Egbe (+44 20 7822 5928)

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